Exhibit 99.8

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2014 and

December 31, 2013

Crystal Financial LLC

Consolidated Balance Sheets

December 31, 2014 and December 31, 2013

Page(s)
Independent Auditor’s Report	1
Consolidated Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Redeemable Ownership Units and Member’s Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6–19

McGladrey LLP

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Members of

Crystal Financial LLC

Boston, Massachusetts

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Crystal Financial LLC and its subsidiaries (the “Company”) which comprise the consolidated balance sheets of as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in redeemable ownership units and member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these co nsolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Boston, Massachusetts

February 11, 2015

Crystal Financial LLC

Consolidated Balance Sheets

December 31, 2014 and December 31, 2013

	December 31, 2014	December 31, 2013
Assets:
Cash and cash equivalents	$25,446,274	$10,004,252
Restricted cash	2,753,732	16,077,862
Loan interest and fees receivable	6,319,085	5,663,453

Loans	477,151,249	454,387,509
Less: Unearned fee income	(8,172,251)	(10,469,185)
Allowance for loan losses	(9,170,878)	(8,056,417)

Total loans, net	459,808,120	435,861,907
Fixed assets, net	237,972	202,614
Tradename	14,520,000	14,520,000
Goodwill	5,156,542	5,156,542
Investment in Crystal Financial SBIC LP	16,103,011	7,447,745
Loan to Crystal Financial SBIC LP	6,200,000	—
Other assets	5,707,447	4,119,499

Total assets	$542,252,183	$499,053,874

Liabilities:
Revolving credit facility	$259,698,167	$200,400,000
Accrued expenses	8,331,112	8,111,032
Distributions payable	8,047,266	8,149,131
Other liabilities	1,499,000	1,667,261
Collateral held for borrower obligations	537,063	12,409,666

Total liabilities	278,112,608	230,737,090

Commitments and Contingencies (Note 6)
Redeemable ownership units (Note 2)	$5,592,396	$5,484,097

Member’s equity:
Class A units	273,885,845	273,885,845
Accumulated deficit	(15,338,666)	(11,053,158)

Total member’s equity	258,547,179	262,832,687

Total liabilities, redeemable ownership units and member’s equity	$542,252,183	$499,053,874

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Operations

Years Ended December 31, 2014 and December 31, 2013

	December 31, 2014	December 31, 2013
Net interest income:
Interest income	$54,158,996	$52,513,907
Interest expense	7,252,309	7,412,174

Net interest income	46,906,687	45,101,733
Provision for loan losses	7,057,151	2,338,441

Net interest income after provision for loan losses	39,849,536	42,763,292

Noninterest income:
Interest in earnings (loss) of equity method investee	1,967,818	(190,373)
Other income	—	1,723,680

Total noninterest income	1,967,818	1,533,307

Operating expenses:
Compensation and benefits	10,265,045	11,990,890
Occupancy and equipment	756,061	755,010
General and administrative expenses	3,271,290	2,867,834

Total operating expenses	14,292,396	15,613,734

Realized loss from foreign currency transactions, net	(1,500,484)	(1,666,503)
Realized gain from hedging, net	677,066	1,424,731
Unrealized loss from foreign currency translations, net	(358,993)	(1,779,351)
Unrealized gain from hedging, net	854,397	1,392,183

Net income	$27,196,944	$28,053,925

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Changes in Redeemable Ownership Units and Member’s Equity

Years Ended December 31, 2014 and December 31, 2013

		Member’s Equity			Total Redeemable Ownership Units and Member’s Equity
	Redeemable Ownership Units	Class A Units	Accumulated Deficit	Total Member’s Equity
Balance, December 31, 2012	$3,991,114	$273,885,845	$(6,417,545)	$267,468,300	$271,459,414
Distributions	—	—	(32,331,804)	(32,331,804)	(32,331,804)
Net income	—	—	28,053,925	28,053,925	28,053,925
Issuance of redeemable ownership units	1,135,249	—	—	—	1,135,249
Adjustment of redeemable ownership units to redemption value	357,734	—	(357,734)	(357,734)	—

Balance, December 31, 2013	5,484,097	273,885,845	(11,053,158)	262,832,687	268,316,784
Distributions	—	—	(31,374,153)	(31,374,153)	(31,374,153)
Net income	—	—	27,196,944	27,196,944	27,196,944
Adjustment of redeemable ownership units to redemption value	108,299	—	(108,299)	(108,299)	—

Balance, December 31, 2014	$5,592,396	$273,885,845	$(15,338,666)	$258,547,179	$264,139,575

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2014 and December 31, 2013

	December 31, 2014	December 31, 2013
Cash flows from operating activities:
Net income	$27,196,944	$28,053,925
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	7,057,151	2,338,441
Amortization of unearned fee income	(8,190,039)	(2,718,126)
Accretion of purchase price discount	(844,184)	(1,274,832)
Depreciation and amortization	146,523	78,743
Paid-in-kind interest and fee income	(528,251)	(563,710)
Interest in earnings of equity method investee	(1,967,818)	190,373
Unrealized loss on foreign currency transactions	358,993	1,779,351
Unrealized gain on hedging transactions	(854,397)	(1,392,183)
Proceeds received at settlement of hedge contracts	591,141	1,330,128
Payments made at settlement of hedge contracts	(657,809)	(284,510)
Net change in loan interest and fees receivable	(616,169)	(2,076,421)
Net change in other assets	(1,555,854)	2,101,040
Net change in unearned fees	6,670,279	13,000,543
Net change in accrued expenses	220,080	7,254,549
Net change in other liabilities	1,059,587	(13,569,018)

Net cash provided by operating activities	28,086,177	34,248,293

Cash flows from investing activities:
Purchases of fixed assets	(120,263)	(206,264)
Investment in loans	(262,402,770)	(349,228,572)
Repayment of term loans	232,842,151	264,049,358
Lending on revolving lines of credit, net	(1,129,451)	20,320,824
Net change in restricted cash	13,323,298	(13,352,283)
Lending on loan to Crystal Financial SBIC LP, net	(6,200,000)	—
Investment in Crystal Financial SBIC LP	(6,687,448)	(7,638,118)
Net change in collateral held for borrower obligations	(11,872,603)	11,628,511

Net cash used in investing activities	(42,247,086)	(74,426,544)

Cash flows from financing activities:
Proceeds from borrowings on revolving credit facility, net	61,209,388	57,650,000
Distributions to members	(31,476,018)	(24,182,673)
Issuance of redeemable ownership units	—	1,135,249
Payment of debt issue costs	(125,426)	(99,444)
Payment of capital lease obligations	(5,013)	(4,659)

Net cash provided by financing activities	29,602,931	34,498,473

Net change in cash and cash equivalents	15,442,022	(5,679,778)
Cash and cash equivalents at beginning of year	10,004,252	15,684,030

Cash and cash equivalents at end of year	$25,446,274	$10,004,252

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,012,923	$7,415,351

Cash paid for taxes	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

1.    Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010.

The outstanding ownership units of Crystal Financial are held by two separate entities, Crystal Capital Financial Holdings LLC (“Crystal Financial Holdings”) and Crystal Management LP. Crystal Financial Holdings is a single-member LLC with Solar Capital Ltd. (“Solar”) having sole ownership of the entity. Crystal Management LP is owned by various employees of Crystal Financial. As of December 31, 2014, Crystal Financial Holdings owns approximately 98.2% of the outstanding ownership interest in Crystal Financial and Crystal Management LP owns the remaining 1.8%.

The Company is based in Boston, Massachusetts with offices and employees in Atlanta, Georgia and Los Angeles, California.

2.    Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Crystal Financial and its wholly-owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for loan losses, the valuation of intangible assets as determined during impairment testing and the fair value of the Company’s derivative instruments. Actual results could differ materially from those estimates.

Reclassification

Certain prior period amounts may have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2014 or December 31,

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

2013. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage. The Company has not experienced any losses on such accounts.

Restricted Cash

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit, some of which may be issued by the Company on behalf of certain borrowers.

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for loan losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are nonaccruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to the accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. At December 31, 2014 and December 31, 2013, there are no past due interest or principal payments and the Company did not have any loans on nonaccrual status.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment. At December 31, 2014 and December 31, 2013, the Company has not classified any loans as impaired.

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio at year end. Internal credit ratings assigned to loans are periodically evaluated and adjusted to reflect the current credit risk of the loan. In accordance with applicable guidance, management assigns a general loan allowance based on the borrower’s overall risk rating for loans not deemed to be impaired. All loans in the Company’s portfolio are individually evaluated when determining the overall risk rating. The risk ratings are derived upon consideration of a number of factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Upon consideration of each of the aforementioned factors, among others, the Company assigns each loan an obligor risk rating and a facility risk rating, which are then collectively used in developing the overall risk rating. The overall risk rating corresponds with an applicable reserve percentage which is applied to the face value of the loan in order to determine the Company’s allowance for loan losses. In establishing the applicable reserve percentages, the Company considers various factors including historical industry loss experience, the credit profile of the Company’s borrowers as well as economic trends and conditions.

Specific allowances for loan losses on impaired loans are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. A specific reserve is applied when loans are assigned risk ratings at or above a specific threshold. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

During 2014, the Company applied a specific allowance against a loan that was placed on non-accrual status and considered to be impaired. Upon determination that the portion of the loan that was specifically reserved for was not collectible, the specific allowance was written off against the loan, thereby reducing the Company’s carrying value of the loan. The balance of the loan that was not written off, totaling $2,143,400 at December 31, 2014, is deemed to be collectible and is recorded as a component of Other assets on the accompanying consolidated balance sheet.

Because the loan that was specifically reserved for during 2014 was charged off prior to year end, at both December 31, 2014 and December 31, 2013, the Company has not classified any loans as impaired and no specific reserve for impaired loans was required.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, a specific reserve analysis is required. At December 31, 2014 and December 31, 2013, no loans were classified as Criticized.

The Company also maintains an allowance on unused revolver commitments. At December 31, 2014 and December 31, 2013, an allowance of $386,466 and $376,062, respectively, was recorded relating to unused revolver commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for loan losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unused revolver commitments is consistent with the methodology used for determining the allowance for loan losses with the exception that only 40% of the applicable reserve percentage is applied against the unused commitments.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

The summary of changes in the allowance for loan losses relating to funded commitments for the year ended December 31, 2014 and December 31, 2013 is as follows:

	Year Ended December 31, 2014
	Revolvers	Term Loans	Total
Balance, beginning of period	$298,922	$7,757,495	$8,056,417
Provision for loan losses- general	5,876,611	1,170,136	7,046,747
Charge- offs, net of recoveries	(5,932,286)	—	(5,932,286)

Balance, end of period	$243,247	$8,927,631	$9,170,878

Balance, end of period- general	$243,247	$8,927,631	$9,170,878

Loans
Loans collectively evaluated with general allowance	$10,198,355	$466,952,894	$477,151,249
Loans individually evaluated with specific allowance	—	—	—

Total loans	$10,198,355	$466,952,894	$477,151,249

	Year Ended December 31, 2013
	Revolvers	Term Loans	Total
Balance, beginning of period	$657,348	$5,237,829	$5,895,177
Provision for loan losses- general	(358,426)	2,519,666	2,161,240
Charge- offs, net of recoveries	—	—	—

Balance, end of period	$298,922	$7,757,495	$8,056,417

Balance, end of period- general	$298,922	$7,757,495	$8,056,417

Loans
Loans collectively evaluated with general allowance	$16,211,175	$438,176,334	$454,387,509
Loans individually evaluated with specific allowance	—	—	—

Total loans	$16,211,175	$438,176,334	$454,387,509

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (Note 3). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net deferred financing fees totaled $244,096 and $179,544 at December 31, 2014 and December 31, 2013 and are included as a component of other assets on the accompanying consolidated balance sheets.

Tradename Intangible Asset

The Company was acquired by the current unit-holders on December 28, 2012 (the “Acquisition Date”). On the Acquisition Date, identified intangible assets included $14,520,000 related to the Crystal Financial tradename. The tradename has an indefinite life and therefore is not amortized. The Company reviews its intangible assets for impairment on an annual basis, at the end of the third quarter, or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. When considering whether or not the tradename is impaired, the Company utilizes both qualitative and quantitative factors. The qualitative

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the intangible asset is impaired. If the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment is performed, in which the Company is required to perform a recoverability test. An intangible asset is considered impaired if the carrying value of the asset exceeds the sum of the future undiscounted cash flows generated by the asset. The impairment is then measured as the excess of the carrying value of the asset over the undiscounted future cash flows. This method incorporates various estimates and judgments. As of December 31, 2014 and December 31, 2013, the Company has not recorded any impairment against its tradename intangible asset.

Goodwill

In connection with the acquisition, the Company recorded goodwill equal to the excess of the purchase price over the fair value of assets acquired and liabilities assumed. Goodwill recognized on the Acquisition Date totaled $5,156,542. The Company assesses the realizability of goodwill annually at the end of the third quarter, or more frequently if events or circumstances indicate that impairment may exist.

The Company assesses whether goodwill impairment exists using both qualitative and quantitative assessments. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the fair value of the reporting unit, which has been determined to be the Company as a whole, is less than its carrying amount. If the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment, or two-step impairment test, is performed.

As part of the step one testing for goodwill impairment, the fair value of the reporting unit is estimated by applying weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company.

Step two of the goodwill impairment test, used to measure the amount of impairment loss, if any, compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess.

For the years ended December 31, 2014 and December 31, 2013, the step one testing for goodwill impairment indicated that the fair value of the reporting unit exceeded its carrying value. As such, no impairment was recorded.

Interest Income

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company’s policy, accrued interest is evaluated periodically for collectability. The Company stops accruing interest on loans when it is determined that interest is no longer collectible. All interest is deemed to be collectible at December 31, 2014 and December 31, 2013.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

Fee Income Recognition

When assessing the fair value of the assets acquired as of the Acquisition Date, the fair value of the Company’s loan portfolio was determined to be at a slight discount to face value. This discount is being accreted into income and is added to the value of the respective loan over the contractual life of the loan using the effective interest method. Income related to the accretion of the discount is included as a component of interest income on the consolidated statements of operations.

Nonrefundable loan fees associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded in interest income when received.

Property and Equipment

Property and equipment includes furniture and fixtures, computer equipment and software, which are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

The cost basis of the Company’s capital lease, furniture and fixtures, computer equipment, computer software and leasehold improvements was $13,675, $26,954, $156,345, $63,967, and $133,955 at December 31, 2014 and $8,663, $18,295, $137,066, $28,012, and $82,595 at December 31, 2013. Depreciation expense of $84,906 and $71,528 was recognized during the years ended December 31, 2014 and December 31, 2013 and is included as a component of occupancy and equipment expenses on the accompanying consolidated statements of operations. Accumulated depreciation at December 31, 2014 and December 31, 2013 totaled $156,923 and $72,017, respectively.

Redeemable Ownership Units

Certain of the Company’s ownership units contain put options which are not legally detachable or separately exercisable. As the exercise of these options is not entirely within the control of the Company, the units are recorded as redeemable ownership units within temporary equity, in the accompanying consolidated financial statements.

These units are recorded at the greater of their carrying value or their redemption value, which is determined as the fair value of the units, as defined in the Crystal Financial Operating Agreement, as of the balance sheet dates. Changes in the redemption value of these units are recorded as a component of redeemable ownership units, with the offset recorded to retained earnings, in the accompanying consolidated financial statements.

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2014 and December 31, 2013, the Company had three foreign currency denominated loans in its portfolio. During 2014, the Company began to

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

borrow foreign currency denominated funds under its revolving line of credit (Note 3). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized losses on foreign currency translations of $358,993 and $1,779,351 and realized losses of $1,500,484 and $1,666,503 during the years ended December 31, 2014 and December 31, 2013, respectively.

Derivative Instruments and Hedging Activities

The Company records the fair value of its derivative instruments in the accompanying consolidated balance sheets at their fair values (Note 7). The Company’s policy is to not designate the hedge transactions that it enters into as effective hedges. As such, changes in the fair value of the instruments are recorded as a component of earnings in the consolidated statements of operations.

At December 31, 2014, the Company has one derivative instrument, a forward contract, in place to hedge the risk of foreign exchange fluctuations on one of the foreign currency denominated loans in its portfolio. The forward contract hedges the principal to be exchanged at maturity of the loan. At December 31, 2013, the Company was party to three cash flow hedges. Two of the three hedges were cross-currency swaps whereby the Company had hedged both the foreign denominated principal and interest payments owed from the borrower. The third hedge was a forward contract. The counterparty for each of the Company’s derivative instruments is Deutsche Bank AG.

The Company accounts for these derivative transactions until the contract expires or is terminated. At expiration or termination, the gain or loss on the transaction is recorded as a component of realized gain or loss from hedging.

The following table details the derivative instruments outstanding at December 31, 2014 and December 31, 2013:

December 31, 2014:

Contract	Notional Amount	Balance Sheet Location	Fair Value	Change in Unrealized Gain (Loss)
Assets:
Forward contract	CAD 22,500,000	Other assets	$2,180,830	$1,600,127

December 31, 2013:

Contract	Notional Amount	Balance Sheet Location	Fair Value	Change in Unrealized Gain (Loss)
Assets:
Cross-currency swap	CAD 13,000,000	Other assets	$370,435	$847,185
Forward contract	CAD 22,500,000	Other assets	580,703	588,927
Liabilities:
Cross-currency swap	EUR 4,410,880	Other liabilities	$(368,439)	$(96,888)

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $8,047,266 and $8,149,131 had been declared by the Company at December 31, 2014 and December 31, 2013, respectively, but were not paid until subsequent to year end.

Income Taxes

The members of Crystal Financial are individually liable for the taxes, if any, on their share of Crystal Financial’s income and expenses.

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 740-10 (“ASC 740-10”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Accounting Standard Codification 740. ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will sustain upon examination, based solely on the technical merits of the tax position. As of December 31, 2014 and December 31, 2013, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10.

The Company files U.S. federal and state income tax returns. As of December 31, 2014, all of the Company’s returns, beginning with the initial return filed by the Company for the period ending December 31, 2012, are subject to examination by the Internal Revenue Service and state tax authorities.

3.    Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) with Deutsche Bank AG (the “Lender”) in the form of a revolving credit facility. In 2013, the Lender assigned a portion of its commitment to Citibank, N.A. (together with Deutsche Bank AG, the “Lenders”).

In 2014, the Company amended the Credit Agreement. Among other things, these amendments increased the commitment on the credit facility from $275,000,000 to $300,000,000 and established a foreign currency sub-facility which provides the Company with the ability to borrow up to the USD equivalent of $60,000,000 in foreign denominated funds.

The amount available to borrow under the facility is the lesser of (a) $300,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the Credit Agreement. Borrowings under the facility bear interest at a weighted average rate of 3.40% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The Company also pays an undrawn fee on unfunded commitments, an administrative agent fee, and a foreign exchange lender fee. At December 31, 2014, the USD equivalent of all borrowings outstanding under the facility totaled $259,698,167. At December 31, 2013, there was $200,400,000 outstanding under the facility.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

A summary of foreign denominated borrowings at December 31, 2014 is below. There were no foreign denominated borrowings at December 31, 2013. Amounts are included in the total facility borrowings, as disclosed on the accompanying consolidated balance sheets.

Foreign Currency	Local Currency Amount	Initial USD Value	Current Value	Unrealized Gain (Loss)
Euro	€15,760,441	$20,160,914	$19,135,697	$1,025,217
Canadian Dollar	CAD 13,000,000	11,957,322	11,206,000	751,322
Canadian Dollar	CAD 4,705,882	4,191,153	4,056,471	134,682

		$36,309,389	$34,398,168	$1,911,221

Remaining capacity under the facility at December 31, 2014, subject to borrowing base constraints, totals $40,301,833. The facility terminates on the earlier of November 15, 2017 or upon the occurrence of a Facility Termination Event, as defined in the Credit Agreement.

Commencing on August 15, 2016 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. At December 31, 2014 and December 31, 2013 the amount of cash and the face value of loans pledged as collateral were $20,241,138 and $467,733,697 and $8,488,605 and $443,884,863, respectively. Under the facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company was in compliance with all covenants at December 31, 2014 and December 31, 2013.

Operating and Capital Leases

The Company leases office space and equipment under various operating and capital lease agreements. Future minimum lease commitments under these leases are as follows:

	Operating Leases	Capital Leases
2015	$719,985	$5,232
2016	732,310	—
2017	431,375	—
2018	—	—
2019	—	—
Thereafter	—	—

	$1,883,670	5,232

Less: Amount representing interest		220

Present value of minimum capital lease payments Including current maturities of $5,012		$5,012

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

4.    Related Party Activity

Investment in Crystal Financial SBIC LP

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the Small Business Investment Company (“SBIC”) Act. The managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management team and hold ownership interests in Crystal Financial LLC through their investments in Crystal Management LP. Crystal Financial and the General Partner have entered into a Services Agreement whereby Crystal Financial provides certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee owed by the Fund’s limited partners to the General Partner. Crystal Financial has also entered into a Loan Agreement with the Fund in order to meet short term capital needs. At December 31, 2014, $6,200,000 remains outstanding on the Loan Agreement. There were no amounts outstanding on the Loan Agreement at December 31, 2013. Amounts outstanding on the Loan Agreement accrue interest at Libor plus 4.00%, up to a maximum of 5.00%. Interest income earned on this facility by Crystal Financial totaled $81,130 and $1,158 during 2014 and 2013, respectively. The Loan Agreement expires on June 18, 2015 and is subject to be extended or renewed at the sole discretion of the Company.

The Company accounts for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements. Crystal Financial contributed $6,687,448 to the Fund during 2014 and $7,638,118 to the Fund during 2013. In accordance with the equity method of accounting, the Company was allocated net income from the Fund totaling $1,967,818 during 2014 and was allocated $190,373 of the Fund’s net loss during 2013. These amounts represent the Company’s allocation of the Fund’s net income or net loss in accordance with the Fund’s Limited Partnership Agreement. Crystal Financial’s investment in the Fund is recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheets and its share of earnings and losses are recorded as Interest in earnings (loss) of equity method investee on the consolidated statements of operations.

Crystal Management LP

Crystal Management LP was formed on December 9, 2013 under the laws of the state of Delaware. In accordance with the executed Limited Partnership Agreement, dated December 31, 2013, the primary purpose of Crystal Management LP is to maintain the ownership interests of Crystal Financial employees. Through Crystal Management LP, these ownership interests are invested in the Company. Crystal Financial is the general partner of Crystal Management LP. Despite being the general partner, Crystal Financial holds no economic interest in Crystal Management LP.

5.    Member’s Capital

Crystal Financial has issued one class of limited liability company interests, referred to as units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. Units purchased on the Acquisition Date were purchased at a fair value of $1,000 per unit. There were 280,126 units outstanding on both December 31, 2014 and December 31, 2013. Of this amount, Solar, through its investment in Crystal Financial Holdings, owns 275,000 units and Crystal Financial employees, through their investment in Crystal Management LP, own the remaining 5,126 units.

The individual employee’s ownership units contain put options which, upon exercise, require Crystal Financial to repurchase the outstanding unit at the fair value of the unit, as defined in Crystal Financial’s

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

Operating Agreement, on the date of exercise. As defined, the redemption value of the redeemable units, which also equals the fair value, as defined, totaled $5,592,396 and $5,484,097 at December 31, 2014 and December 31, 2013, respectively.

6.    Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unused revolver commitments and delayed draw commitments to certain borrowers. Aggregate commitments under these agreements at December 31, 2014 and December 31, 2013 total $56,488,627 and $63,698,875. Of these amounts, $10,198,355 and $16,211,175 is outstanding and included as a component of loans receivable on the accompanying consolidated balance sheets for each respective period. These revolving credit agreements and delayed draw term loans have fixed expiration dates. The revolving credit agreements require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

Effective January 1, 2013, certain employees of Crystal Financial, including members of management, entered into a long term incentive plan agreement (the “LTIP Agreement”). In accordance with the terms of the LTIP Agreement, a bonus pool is calculated each calendar year and is based upon the achievement of certain operating results during the year. The bonus pool calculated and earned for each fiscal year will be paid out two years after the year in which the bonus pool is calculated and earned. The calculated bonus pool is subject to a look-back calculation which could cause the amount that is ultimately paid out to be less than the amount originally calculated. Fifty percent of the bonus pool paid will be payable in cash, with the remainder to be paid in fully-vested ownership units. The number of units to be granted will be determined based upon the fair value of the units, as defined in Crystal Financial’s Operating Agreement, on the date the units are issued. Amounts recorded pursuant to the LTIP Agreement during the years ended December 31, 2014 and December 31, 2013 are included as a component of accrued expenses on the accompanying consolidated balance sheets and as a component of compensation and benefits expense on the accompanying consolidated statements of operations.

7.    Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

The following tables present recorded amounts of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and December 31, 2013.

December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value in Consolidated Balance Sheet
Assets:
Forward contract	$—	$—	$2,180,830	$2,180,830

Total assets recorded at fair value on a recurring basis	$—	$—	$2,180,830	$2,180,830

December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value in Consolidated Balance Sheet
Assets:
Cross-currency swaps	$—	$—	$370,435	$370,435
Forward contracts	—	—	580,703	580,703

Total assets recorded at fair value on a recurring basis	$—	$—	$951,138	$951,138

Liabilities:
Cross-currency swaps	$—	$—	$368,439	$368,439

Total liabilities recorded at fair value on a recurring basis	$—	$—	$368,439	$368,439

The fair values of the Company’s derivative contracts are obtained from a third party and are subject to review and oversight by management. They were determined using widely accepted valuation techniques including discounted cash flow analysis based on the contractual terms of the derivatives, such as the period to maturity of each instrument. They use observable and unobservable market based inputs, including interest rate curves and implied volatilities. In addition, the Company considered both its own and its counterparty’s risk of nonperformance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the Company and the counterparty were at risk for as of the valuation date. The credit risk of the Company and its counterparty was factored into the calculation of the estimated fair value of the derivative contracts.

The following tables present a summary of significant unobservable inputs and valuation techniques of the Company’s Level 3 fair value measurements at December 31, 2014 and December 31, 2013.

December 31, 2014

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial assets:
Forward contracts	$2,180,830	Valuation model	Crystal Financial’s cost of debt	6.11%-7.50%

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

December 31, 2013

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial assets:
Cross- currency swaps	$370,435	Valuation model	Crystal Financial’s cost of debt	6.13%-7.50%
Forward contracts	580,703	Valuation model	Crystal Financial’s cost of debt	6.13%-7.50%

	$951,138

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial liabilities:
Cross- currency swaps	$368,439	Valuation model	Crystal Financial’s cost of debt	6.13%-7.50%

The tables below illustrate the change in balance sheet amounts during the years ended December 31, 2014 and December 31, 2013 for financial instruments measured on a recurring basis and classified by the Company as level 3 in the valuation hierarchy. When a determination is made to classify a financial instrument as level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components. Significant unobservable inputs used in the valuation of the Company’s derivative contracts include the Company’s credit valuation adjustment as well as various pricing assumptions.

	Cross-currency swaps	Forward contracts
Fair value, December 31, 2012	$(756,525)	$—
Total gains or losses included in earnings:
Net realized gain (loss)	171,139	—
Net change in unrealized gain (loss)	765,382	580,703
Net proceeds (received) paid at settlement	(178,000)	—
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Fair value, December 31, 2013	$1,996	$580,703
Total gains or losses included in earnings:
Net realized gain (loss)	843,017	(165,951)
Net change in unrealized gain (loss)	(745,730)	1,600,127
Net proceeds (received) paid at settlement	(99,283)	165,951
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Fair value, December 31, 2014	$—	$2,180,830

The Company’s financial instruments consist of cash, restricted cash, interest receivable, loans receivable, its investment in Crystal Financial SBIC LP, derivative instruments and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash and interest receivable, the carrying value approximates fair value.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2014 and December 31, 2013

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs and unamortized purchase discounts. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology, that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s revolving credit facility at December 31, 2014 and December 31, 2013 would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments.

The following table presents the carrying amounts and estimated fair values of the Company’s long-term financial instruments, at December 31, 2014 and December 31, 2013:

	December 31, 2014		December 31, 2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Loans receivable	$477,151,249	$477,200,000	$454,387,509	$454,400,000
Liabilities
Revolving credit facility	$259,698,168	$259,698,168	$200,400,000	$200,400,000

8.    Subsequent Events

The Company has evaluated subsequent events through February 11, 2015, the date which the financial statements were available to be issued.